Exhibit 99.1

ICON Reports Third Quarter 2018 Results

Highlights

  Excluding the impact of ASC 606, record net business wins in the quarter of $605 million, a book to bill of 1.27.
  Excluding the impact of ASC 606, closing backlog of $5.3 billion, an increase of 10.5% year on year.
  Quarter 3 reported revenue of $655.0 million. Excluding the impact of ASC 606, quarter 3 revenue was $476.4 million, representing an 8.2% increase year on year.
  Reported income from operations was $97.9 million, or 15.0% of revenue. Excluding the impact of ASC 606, income from operations was $98.8 million, a 16.4% increase year on year.
  Reported earnings per share of $1.54. Year to date earnings per share before non-recurring charges of $4.47. Excluding the impact of ASC 606, earnings per share was $1.55, a 14.8% increase year on year.

DUBLIN--(BUSINESS WIRE)--October 24, 2018--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2018.

CEO Dr. Steve Cutler commented, “Quarter 3 was another strong quarter for ICON. Net business wins were a record $605 million, representing a book to bill of 1.27 and our backlog grew by 11% over last year to $5.3 billion. As a result, revenue grew over 8% to $476 million compared to the same quarter last year and earnings per share increased by 15% to $1.55. I am very pleased with our continued ability to execute our strategic plans which position us well for sustainable revenue and EPS growth.”

Third Quarter 2018 Results

Excluding the impact of ASC 606, gross business wins in the third quarter were $716 million and cancellations were $111 million. This resulted in net business wins of $605 million, a book to bill of 1.27.

Reported revenue for quarter 3 was $655.0 million. Excluding the impact of ASC 606, quarter 3 revenue increased to $476.4 million from $440.3 million in the same quarter last year, an increase of 8.2%.

Reported income from operations in the quarter was $97.9 million or 15.0% of revenue. Excluding the impact of ASC 606, income from operations increased by 16.4% to $98.8 million, or 20.7% of revenue, compared to $84.9 million or 19.3% for the same quarter last year.

Reported net income for the quarter was $84.5 million or 12.9% of revenue. Excluding the impact of ASC 606, net income increased by 15.1% to $85.3 million, compared with $74.2 million in the same quarter last year.

Reported earnings per share on a diluted basis was $1.54. Excluding the impact of ASC 606, diluted earnings per share increased by 14.8% to $1.55, compared to $1.35 per share for the same quarter last year.

Year to date 2018 Results

Excluding the impact of ASC 606, gross business wins year to date were $2,139 million and cancellations were $344 million. This resulted in net business wins of $1,795 million, a book to bill of 1.27.

Year to date reported revenue was $1,916.8 million. Excluding the impact of ASC 606, year to date revenue increased to $1,412.9 million from $1,303.3 million in the same quarter last year, an increase of 8.4%.

Reported income from operations year to date, before non-recurring charges was $284.1 million or 14.8% of revenue. Excluding the impact of ASC 606, income from operations before non-recurring charges increased by 12.2% to $287.6 million, or 20.4% of revenue, compared to $256.3 million or 19.7% for the same quarter last year.

Reported net income year to date, before non-recurring charges was $245.5 million or 12.8% of revenue. Excluding the impact of ASC 606, net income before non-recurring charges increased by 14.5% to $248.7 million, compared with $217.2 million in the same quarter last year.

Reported earnings per share year to date on a diluted basis before non-recurring charges was $4.47. Excluding the impact of ASC 606, diluted earnings per share before non-recurring charges increased by 14.4% to $4.53, compared to $3.96 per share for the same quarter last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 49 days at September 30, 2018, compared with 49 days at the end of June 2018 and 50 days at the end of September 2017.

Cash generated from operating activities for the quarter was $128.1 million. Capital expenditure for the quarter was $11.2 million. As a result, at September 30, 2018, the company had net cash of $142.3 million, compared to net cash of $23.9 million at June 30, 2018 and net debt of $56.3 million at the end of September 2017.

The new revenue recognition standard (ASU No. 2014-09) ‘Revenue from Contracts with Customers’ was effective for ICON plc from January 1, 2018. ICON has elected to adopt the new standard under the cumulative effect transition method. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening equity at the date of application. Results for the three and nine months ended September 2017 are therefore presented under the previous revenue recognition accounting principles.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call tomorrow, October 25th, 2018 at 09:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 93 locations in 37 countries and has approximately 13,620 employees. Further information is available at www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +1 215 616 3000

All at ICON.

ICON plc

Condensed Consolidated Statements of Operations

(Before restructuring and other items)

Three and Nine Months ended September 30, 2018 and September 30, 2017

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended

	September	September	September	September
	30, 2018	30, 2017	30, 2018	30, 2017
Revenue:
Revenue	655,017	596,169	1,916,752	1,766,016
Reimbursable expenses		(155,846)		(462,716)

		440,323		1,303,300

Costs and expenses:
Direct costs
- Reimbursable expenses	(179,642)	-	(507,708)	-
- Other direct costs	(279,554)	(259,672)	(831,306)	(760,175)
Selling, general and administrative expense	(80,819)	(79,433)	(242,670)	(241,655)
Depreciation and amortization	(17,062)	(16,280)	(51,006)	(45,123)

Total costs and expenses	(557,077)	(355,385)	(1,632,690)	(1,046,953)

Income from operations	97,940	84,938	284,062	256,347

Net interest expense	(1,887)	(2,545)	(7,144)	(7,769)

Income before provision for income taxes	96,053	82,393	276,918	248,578

Provision for income taxes	(11,526)	(8,239)	(31,388)	(31,414)

Net income	84,527	74,154	245,530	217,164

Net income per Ordinary Share:

Basic	$1.55	$1.37	$4.54	$4.01

Diluted	$1.54	$1.35	$4.47	$3.96

Weighted average number of Ordinary Shares outstanding:

Basic	54,368,656	54,109,566	54,134,639	54,110,022

Diluted	54,901,404	54,756,184	54,888,151	54,840,112

ICON plc

Condensed Consolidated Statements of Operations

(US GAAP)

Three and Nine Months ended September 30, 2018 and September 30, 2017

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended

	September	September	September	September
	30, 2018	30, 2017	30, 2018	30, 2017
Revenue:
Revenue	655,017	596,169	1,916,752	1,766,016
Reimbursable expenses		(155,846)		(462,716)

		440,323		1,303,300

Costs and expenses:
Direct costs
- Reimbursable expenses	(179,642)	-	(507,708)	-
- Other direct costs	(279,554)	(259,672)	(831,306)	(760,175)
Selling, general and administrative expense	(80,819)	(79,433)	(242,670)	(241,655)
Depreciation and amortization	(17,062)	(16,280)	(51,006)	(45,123)
Restructuring costs	-	-	(12,490)	(7,753)

Total costs and expenses	(557,077)	(355,385)	(1,645,180)	(1,054,706)

Income from operations	97,940	84,938	271,572	248,594

Net interest expense	(1,887)	(2,545)	(7,144)	(7,769)

Income before provision for income taxes	96,053	82,393	264,428	240,825

Provision for income taxes	(11,526)	(8,239)	(29,935)	(30,445)

Net income	84,527	74,154	234,493	210,380

Net income per Ordinary Share:

Basic	$1.55	$1.37	$4.33	$3.89

Diluted	$1.54	$1.35	$4.27	$3.84

Weighted average number of Ordinary Shares outstanding:

Basic	54,368,656	54,109,566	54,134,639	54,110,022

Diluted	54,901,404	54,756,184	54,888,151	54,840,112

ICON plc

Impact of the adoption of ASC 606 on revenue

Three and Nine Months ended September 30, 2018 and September 30, 2017

(Dollars, in thousands)

(Unaudited)

	Three Months Ended September 30, 2018			Three Months, Ended September 30, 2017

	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	655,017	1,022	656,039	596,169
Reimbursable expenses		(179,642)	(179,642)	(155,846)
	655,017	(178,620)	476,397	440,323
	Nine Months Ended September 30, 2018			Nine Months, Ended September 30, 2017

	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	1,916,752	3,867	1,920,619	1,766,016
Reimbursable expenses		(507,708)	(507,708)	(462,716)
	1,916,752	(503,841)	1,412,911	1,303,300

ICON plc

Summary Balance Sheet Data

September 30, 2018 and June 30, 2018

(Dollars, in thousands)

	September 30,	June 30,
	2018	2018
	(Unaudited)	(Unaudited)

Cash and short-term investments	491,482	372,996
Debt	(349,169)	(349,074)
Net cash/(debt)	142,313	23,922

Net Accounts Receivable	358,151	352,332

Working Capital	703,401	600,398

Total Assets	2,325,728	2,174,496

Shareholder's Equity	1,334,484	1,238,748

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
+1 888 381 7923
or
Brendan Brennan
Chief Financial Officer
+353 1 291 2000
or
Jonathan Curtain
Vice President Corporate Finance & Investor Relations
+1 215 616 3000
http://www.iconplc.com